

Investment Planners, Inc.
Member FINRA/SIPC
Integrity ★ Performance ★ Innovation

Annual Financial Report
For the year ended December 31, 2020

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35642

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Planners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

226 West Eldorado St
(No. and Street)

Decatur	IL	62522
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nea Brinson (217) 542-1216
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, LLP
(Name – *if individual, state last, first, middle name*)

141 West Jackson Blvd., Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Bayard Closser_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Investment Planners, Inc._____ , as of __December 31_____ , 20 __20____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



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OFFICIAL SEAL
TINA M. TRAPANI
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 07-25-2023
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Notary Public

_____
Signature

President_____

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Investment Planners, Inc.
Integrity ★ Performance ★ Innovation Member FINRA/SIPC

Table of Contents
December 31, 2020

Report of Independent Registered Public Accounting Firm   1

Financial Statement

    Statement of Financial Condition   2 - 3

    Notes to Financial Statement   4 - 11



RYAN&JURASKA LLP

Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Investment Planners, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Investment Planners, Inc. (the Company) as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Investment Planners, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Investment Planners, Inc.'s management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Investment Planners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Investment Planners, Inc.'s auditor since 2019.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

Chicago, Illinois
February 24, 2021



Investment Planners, Inc.
Integrity ★ Performance ★ Innovation   Member FINRA/SIPC

Statement of Financial Condition
December 31, 2020

Assets

Current Assets:

Cash and cash equivalents	$	163,332
Investments - trading, at fair value		203,216
Commissions and concessions receivable		816,689
Income tax benefit		118,003
Miscellaneous receivable		95,410
Prepaid expenses		63,290
Total current assets		1,459,940

Fixed Assets:

Leasehold improvements	152,254
Office furniture and equipment	218,549
Software	45,273
	416,076
Less accumulated depreciation	(319,503)
Less accumulated amortization	(45,273)
Net fixed assets	51,300

Total Assets	$	1,511,240

The accompanying notes are an integral part of this financial statement.



Investment Planners, Inc.

Integrity ★ Performance ★ Innovation

Member FINRA/SIPC

Statement of Financial Condition - Continued

December 31, 2020

Liabilities and Stockholders' Equity

Current Liabilities:		
Accounts payable	$	146,774
Commissions payable		600,802
State income taxes payable		891
Deferred Revenue		3,020
Total current liabilities		751,487
Long-term Liabilities:		
Notes payable		85,000
Deferred tax liability		5,300
Total long-term liabilities		90,300
Stockholders' Equity:		
Common stock, no par value, 100,000 shares authorized, 12,375 shares issued and outstanding		12,375
Paid in capital		10,125
Retained earnings		646,953
Total stockholders' equity		669,453
Total Liabilities And Stockholders' Equity	$	1,511,240

The accompanying notes are an integral part of this financial statement.



Notes to Financial Statement
December 31, 2020

Note 1 - Significant Accounting Policies

Nature of Operations: The Company operates as a broker and dealer of various types of investment vehicles throughout the United States. The administrative office is located in Decatur, Illinois. Operations in other states are conducted through commissioned representatives.   Such commissioned representatives are responsible for their own offices.

Basis of Accounting: The Company's financial statement is prepared using the accrual method.

Use of Estimates: The preparation of this financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Deposit with Clearing Broker: The Company is required to maintain a deposit of $50,000 with the organization that clears its customers' transactions. The $50,000 is included in cash and cash equivalents

Commissions and Concessions Receivable: Commissions and concessions receivable are stated at the amount management expects to collect from balances outstanding at year-end. In the opinion of management at December 31, 2020, all commissions and concessions receivable were considered collectible and no allowance was necessary.

Investments: The Company classifies its investments as trading. Securities classified as trading are carried in the financial statements at fair value.

Miscellaneous Receivable: Miscellaneous receivables consist of amounts due from representatives and IPI Wealth Management, Inc., a related party through common ownership. Management assesses collectability of these receivables on an individual basis.

Fixed Assets: Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized the lesser of the economic useful life of the improvement or 15 years. Software is amortized over three years.

Commissions: Brokerage and direct commission income and related amounts due to representatives are recorded on a trade-date basis as transactions occur.

Income Taxes: The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statement. Under this method, the Company determines deferred tax assets and liabilities based on the differences between the financial statement and tax bases of assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement utilizing currently enacted tax laws and rates.

Deferred income taxes are recorded to reflect the future tax consequences of difference between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit



and loss carryforwards. The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be fully realized.

Deferred income taxes are recorded to reflect the future tax consequences of difference between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and loss carryforwards. The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be fully realized.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 740, *Income Taxes*. Under that guidance the Company assesses the likelihood that tax positions will be sustained based upon examination of facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC 450, *Accounting for Contingencies*. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. As of December 31, 2020, the Company had no uncertain tax positions, or interest and penalties, that qualify for either recognition or disclosure in the financial statement.

Note 2 - Cash and Cash Equivalents

At December 31, 2020, cash and cash equivalents consisted of:

Checking account	$	82,764
Money market funds		30,568
Deposit with clearing broker		50,000
	$	163,332

Note 3 - Fair Value Measurements

Fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. A three-tier hierarchy is used to classify fair value measurements for disclosure purposes. The three-tier hierarchy of inputs is summarized in three broad levels as follows:

- Level 1 - Unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities.

- Level 2 - Inputs other than quoted prices included within Level I that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, quoted prices for similar instruments in active markets, interest rates, yield curves and credit spreads. For assets or liabilities with a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3 - Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available. These inputs, based on the best information available in the circumstances, would include reasonably available information about the assumptions that a market participant would use in valuing the asset or liability and might include the Company's own data.


Investment Planners, Inc.
Integrity ★ Performance ★ Innovation   Member FINRA/SIPC

Notes to Financial Statement - Continued
December 31, 2020

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. The company has no Level 3 investments in 2020.

The inputs used to measure the fair value of an asset or liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Assets measured at fair value on a recurring basis as of December 31, 2020 are as follows:

| | Fair Value Measurements at Reporting Date Using: | | | |
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock	$ 88,714	$ 88,714		
Mutual funds	114,502	114,502		
Totals	$ 203,216	$ 203,216	-	-

The Company recognizes transfers between levels at the end of the reporting period. There were no transfers between levels for 2020.

Note 4 – Commissions and Concessions Receivable

Commissions and concessions receivable are stated at the amount management expects to collect from balances outstanding at year-end. In the opinion of management, all receivables for commissions and concessions were considered collectible and no allowance was necessary. At December 31, 2020, amounts receivable consist of the following:

Fees and commissions receivable	$	691,531
Receivable from clearing broker		125,158
	$	816,689

Note 5 – Revenue from Contracts with Customers

The Company recognizes revenue in accordance with FASB ASC 606, *Revenue from Contracts with Customers*. That guidance requires public entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized in the period fees are earned and securities transactions are recorded on the trade date basis.



Notes to Financial Statement - Continued
December 31, 2020

Commissions - The Company enters into arrangements with fund companies to distribute shares to investors. The Company may receive sales-based commissions paid by the fund up front which are recognized on the trade date when the Company's performance obligation to sell securities to investors is fulfilled. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase.

The Company also receives trailing commission revenue, also known as 12b-1 fees, for servicing performance obligations relating to the funds which are fulfilled over time. Trailing commission revenue is recognized over the period during which services are performed. Trailing commission revenue is variable consideration based on an annual percentage rate of the average daily net assets of clients' investment holdings in trail-eligible assets. The rates may differ by fund and share class.

Any fixed amounts and variable amounts are recognized to the extent that it is probable that a significant revenue reversal will not occur. For variable amounts, commissions earned are dependent on the value of the shares as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence. Consideration is constrained until the market value is determinable, which is usually monthly or quarterly.

For fixed and variable annuity and life insurance sales, commissions are recognized when earned and related expenses are recorded when incurred. Commissions earned and commissions paid to registered representatives on these products are based on schedules that differ by insurance company.

Note 6 - Related Party Expense Reimbursement

The Company is related to IPI Wealth Management, Inc. through common ownership. During 2020, the Company reimbursed IPI Wealth Management, Inc. for certain expenses that IPI Wealth Management, Inc. paid on behalf of the Company in accordance with an expense sharing agreement. The amount of the reimbursement includes, but is not limited to, expenses such as salaries & benefits, payroll expenses, travel, utilities, training, software fees and marketing.

Note 7 - Operating Leases/Related Party Transactions

The Company recognizes leases in accordance with FASB ASC 842, *Leases* which requires public business entities to recognize a right-of-use asset and a lease liability in the Statement of Financial Condition. All leases held by the company are short-term, therefore, no right-of-use asset or lease liability is required to be established.

The Company leases its Decatur office space under a lease agreement on a month to month basis, dated January 1, 2018. The landlord, IPI Holding, LLC, is related to the Company through common ownership. The lease is classified as a triple net lease.

The Company leases an airplane from IPI Holding, LLC, a related entity through common ownership. Under terms of the lease, dated January 1, 2018, monthly payments continue on a month to month basis

The Company has two notes receivable with Koshinski Asset Management, Inc, a related entity through common ownership. One note in the amount of $60,000 matures August 7, 2022 with an interest rate of 0.41%. A second note in the amount of $25,000 matures December 18, 2022 with an interest rate of 0.41%.


Investment Planners, Inc.
Integrity ★ Performance ★ Innovation   Member FINRA/SIPC

Notes to Financial Statement - Continued
December 31, 2020

In addition, $72,962 receivable from an entity related through common ownership is included in "Miscellaneous receivable" on the Statement of Financial Condition as of December 31, 2020.

Note 8 - Income Taxes

Components of the income tax benefit in the Statement of Financial Condition are as disclosed below.

		2020
Federal net operating loss carry back	$	85,405
Illinois net operating loss carryforwards		27,827
Illinois income tax receivable allowance		4,771
Total income tax benefit	$	118,003

The Company intends to file a claim to realize federal and state income tax benefits. The IRS Form 1139 – Corporate Application for Tentative Refund filing deadline is December 31, 2021. The intent is to file an IRS Form 1139 – Corporate Application for Tentative Refund shortly after the 2020 IRS Form 1120, U.S. Corporation Income Tax Return, which is due April 15, 2021 without extensions, is filed.

Illinois loss carry back claims are not allowed and must be carried forward. Illinois state income tax net operating loss carryforwards expire, if unused, in 2032. We believe that it is more likely than not that the benefit from state NOL carryforwards will be realized.

Deferred income taxes result from differences between the amount of assets and liabilities as measured for income tax return and for financial reporting purposes. The significant components of the deferred tax assets and liabilities at December 31, 2020 are as follows:

		2020
Deferred tax assets:		
Other reserves	$	7,100
Gross deferred tax assets		7,100
Deferred tax liabilities:		
Book/Tax difference on fixed assets	$	200
Prepaid expenses		8,200
Change FMV trade securities gain (loss)		4,000
Gross deferred tax liabilities		12,400
Net deferred tax liability	$	(5,300)

As of December 31, 2020, the Company had no alternative minimum tax credits available to offset future federal income taxes.



Notes to Financial Statement - Continued
December 31, 2020

Note 9 – Contingent Liabilities

In the normal course of business, the Company is involved, from time to time, in legal proceedings that are incidental to its operations. The Company accrues potential losses for these matters when it is both reasonably possible and estimable. Management is of the opinion that any claims, either individually or in the aggregate, to which the Company is a party will not have a material adverse effect on the Company's financial position or operations.

A statement of claim has been filed with FINRA against the Company for a material amount of damages. The claimant alleges that the Company and its registered representative understated risks associated with securities that were sold to her. The matter is entering the discovery phase with the arbitration hearing set to occur in 2022. The Company intends to vigorously defend itself against the claim. Damages sought are $100,000 to $500,000 plus costs fees and expenses. The outcome of this case is unknown and no reasonable estimated range of loss can be determined. The Company has not accrued any amount related to this claim as of December 31, 2020.

An arbitration has been filed with FINRA by the Company against its former registered representative alleging breach of an indemnification agreement. This former registered representative has in turn filed counter claims against the Company alleging that actions taken by the Company caused him damages. The matter is entering discovery phase and the Company intends to vigorously defend itself against the counter claims. Damages are sought in the amount of $1,773,481 in addition to unspecified punitive damages, costs, fees and expenses. The outcome of this case is unknown and no reasonable estimated range of loss can be determined. The Company has not accrued any amount related to this claim as of December 31, 2020.

Two separate lawsuits are also pending against the Company alleging negligence on the part of its registered investment advisor. Trial is going to be set on these matters likely in the next six months. The company intends to vigorously defend itself against the claims. There is potential liability, however, no reasonable estimated range of loss can be determined. The Company has not accrued any amount related to these claims as of December 31, 2020.

In addition, there is a case in settlement negotiations against a shareowner arising out of his interest in the Company. There are no claims against the Company, however, the Company has agreed to indemnify a shareowner for the cost of legal defense. The parties are currently involved in written and oral discovery. The outcome of this case is unknown and no reasonable estimated range of loss can be determined. The Company has not accrued any amount related to this claim as of December 31, 2020.

Note 10 - Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company's financial instruments that are exposed to concentrations of credit risk include cash. The Company maintains its checking account and a money market account in one financial institution located in Decatur, Illinois and two money market funds with other fund groups. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company does not have any cash balances that exceeded the balance insured by the FDIC as of December 31, 2020. The Company monitors such credit risk and has not experienced any losses related to such risks.



Note 11 – Indemnifications

In the normal course of its business, the Company indemnifies certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statement for these indemnifications.

Note 12 – Off-Balance Sheet Risk

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC).

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker. The clearing brokers carry all the accounts of the customers of the Company and offer the following services: execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker.

Note 13 – Regulatory Net Capital Requirements

The Company is subject to the SEC net capital requirements which require minimum net capital amounts be maintained. At December 31, 2020, the Company's minimum net capital requirement was the greater of $50,000 or 6-2/3% of aggregate indebtedness. At December 31, 2020, the Company had net capital of $292,512 which was $236,746 in excess of its required minimum net capital. The ratio of aggregate indebtedness to net capital is 2.86 to 1 which is in excess of the minimum requirement.

Note 14 – Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments 0 Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13). The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable and supportable forecasts. ASU 2016-13 replaces the existing incurred credit loss model with the current expected credit losses model. The amendments are effective for fiscal years beginning after December 15, 2019. The adoption of this standard on January 1, 2020 did not have a material impact on the Company's Statement of Financial Condition.



Investment Planners, Inc.
Integrity ★ Performance ★ Innovation   Member FINRA/SIPC

Notes to Financial Statement - Continued
December 31, 2020

Note 15 - Securities and Exchange Commission Rule 15c3-3

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraphs k(2)(i) and (k)(2)(ii). Accordingly, the Company is not required to submit a computation for the determination of reserve requirements or information relating to possession or control requirements.

Note 16 – Subsequent Events

Management has evaluated subsequent events for recognition or disclosure through February 24, 2021, the date this financial statement was available for issuance, and determined there were no material subsequent events that required disclosure.